Exhibit (a)(5)(A)

ZTO Express Announces Repurchase Right Notification for
1.50% Convertible Senior Notes due 2027

SHANGHAI, July 30, 2025 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that it is notifying holders of its 1.50% Convertible Senior Notes due 2027 (CUSIP No. 98980AAB1) (the “Notes”) that pursuant to the Indenture dated as of August 29, 2022 (the “Indenture”) relating to the Notes by and between the Company and Citibank, N.A., as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on September 2, 2025 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, August 28, 2025.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO which includes documents specifying the terms, conditions and procedures for exercising the Repurchase Right. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder's Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid additional interest, if any, to, but excluding, September 2, 2025, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. Pursuant to the terms of the Indenture and the Notes, the next interest payment date for the Notes is September 1, 2025. As September 1, 2025 is a federal holiday, pursuant to the Indenture and the Notes, on Tuesday, September 2, 2025, which is the next succeeding business day, the Company will pay accrued and unpaid interest on all of the Notes through August 31, 2025 to all holders who were holders of record as of close of business on Friday, August 15, 2025. As of July 29, 2025, there was US$1,000,000,000.00 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$1,000,000,000.00.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time today, July 30, 2025, and will terminate at 5:00 p.m., New York City time, on Thursday, August 28, 2025. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Thursday, August 28, 2025, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated July 30, 2025 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting Citibank, N.A. at citinygats@citi.com or citi.cspag.debt@citi.com.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZTO EXPRESS (CAYMAN) INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit: https://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

SOURCE ZTO Express (Cayman) Inc.